Exhibit 99.1

Veris Gold Corp. Achieves Monthly Record Ounce Production at Jerritt Canyon in October 2014

VANCOUVER, Nov. 7, 2014 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") is pleased to announce that a record 18,081 ounces of gold were produced for the month of October at its wholly-owned Jerritt Canyon gold mines and processing facility in Elko County, Nevada. Jerritt Canyon is operated by Veris Gold USA Inc., ("Veris USA"), a wholly-owned subsidiary of the Company.

During the month of October the processing plant at Jerritt Canyon averaged 4,015 tons per day of Jerritt Canyon ore with an average recovery rate of 86%. The improvement in the grade processed, from 0.15 ounces per ton ("opt") in September to 0.17 opt in October, contributed significantly to the record monthly production achievement. These results highlight the continued growth and improvements happening at the property.

Francois Marland, CEO commented, "The operations continue to improve with every passing day thanks to the dedication and perseverance of our team at Jerritt Canyon headed up by Graham Dickson, COO."

Graham Dickson, COO commented, "The continually improving performance of the milling facility is due to the hard work and dedication shown by the Milling Group headed up by the Mill Manager Chris Jones. We would like to recognize Chris Jones, and his team for a job well done in achieving the highest ever monthly Veris gold production. They have been aided in this by Small Mine Development ("SMD") our mining contractors and by our own internal mining group."

Saval 4 Mine Opening
On October 23, 2014 the Company celebrated the official opening of the Saval 4 Gold Mine. Late in the second quarter of 2014 the Company re-commenced development of Saval 4, the fourth operating underground mine at Jerritt Canyon, with pre-production occurring in July. The Company plans to mine the Saval 4 using existing equipment and crews at a scheduled mining rate between 250 and 300 tons per day grading approximately 0.2 opt.

Toll Milling
Anova Metals plans to deliver its first batches of Big Spring's ore to the property in June 2015. Key terms of the toll milling agreement provide for the delivery of up to 1,000 tons per day of ore, which will be processed in 25,000 ton lots. The Jerritt Canyon processing facility is located approximately 26 miles south from the Big Springs project. This will further reduce overall cash costs at Jerritt Canyon resulting in a more profitable operation.

Third Quarter results will be issued end of day on November 14, 2014.

Quality Control
Assaying of all mine production samples are conducted by the Jerritt Canyon lab using standard fire assay techniques. The company's Quality Assurance and Quality Control protocols are documented in the most recent NI 43-101 Technical Report available on Sedar or at the Company's website.

The information in this news release was compiled and reviewed by Graham Dickson, COO of Veris Gold Corp. The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President and CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Veris Gold Corp.

For further information: Veris Gold Corp., Nicole Sanches, Vice President Investor Relations, T: (604) 688-9427 ext 224, NA Toll Free: 1-855-688-9427, E: nicole@verisgold.com, W: verisgold.com